UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

28 Baggot Street Lower

Dublin 2

D02 NX43

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 17, 2022, at the European College of Neuropsychopharmacology Conference 2022 (“ECNP 2022”), an investigator will present data related to a Phase 1/2 clinical trial of GH001 (GH001-TRD-102) conducted by GH Research PLC (the “Company”) in the form of a poster session and presentation. A copy of the poster is attached hereto as Exhibit 99.1 and a copy of the presentation is attached hereto as Exhibit 99.2.

Additionally, on October 17, 2022, at ECNP 2022, an investigator will present data related to a Phase 1 clinical trial of GH001 (GH001-HV-101) conducted by the Company in the form of a poster session and presentation. A copy of the poster is attached hereto as Exhibit 99.3 and a copy of the presentation is attached hereto as Exhibit 99.4.

The fact that these materials are being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in these materials is being provided as of October 14, 2022 and the Company does not undertake any obligation to update these materials in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Poster for a Phase 1/2 clinical trial of GH001 (GH001-TRD-102), for October 2022
99.2	Presentation for a Phase 1/2 clinical trial of GH001 (GH001-TRD-102), for October 2022
99.3	Poster for a Phase 1 clinical trial of GH001 (GH001-HV-101), for October 2022
99.4	Presentation for a Phase 1 clinical trial of GH001 (GH001-HV-101), for October 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: October 14, 2022

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance

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